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                                                     November 6, 2014

VIA EDGAR
---------

Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549

       Re:   AllianceBernstein Unconstrained Bond Fund, Inc.
             (File Nos. 33-63797 and 811-07391)
             Accession #: 0000919574-14-006037
             CIK #: 0001002718

Dear Sir or Madam:

     The purpose of this letter is to request that the amendment to the registration statement on Form N-1A for AllianceBernstein Unconstrained Bond Fund, Inc. (the "Company"), filed on November 5, 2014 (Accession #:
0000919574-14-006037), be withdrawn from the SEC's database.

     The filing was solely intended for the Class Z shares of the Company, but was inadvertently filed for the existing classes of the Company - Class A, Class B, Class C, Advisor Class, Class R, Class K and Class I. We respectfully request that the Commission withdraw the amendment (Accession #: 0000919574-14-00006037) pursuant to Rule 477(a) under the Securities Act of 1933. The Company has re-filed the amendment (Accession #: 0000919574-14-006039).

     We appreciate your prompt attention to this matter and would be happy to provide any additional information you might require.

                                      Sincerely,

                                      /s/ Anna C. Leist
                                      -----------------
                                          Anna C. Leist